

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

November 16, 2015

Catherine A. Lesjak
Executive Vice President and Chief Financial Officer
Hewlett-Packard Company (HP Inc.)
3000 Hanover Street
Palo Alto, California 94304

    Re: **Hewlett-Packard Company (HP Inc.)**
           Form 10-K for the Fiscal Year Ended October 31, 2014
           File No. 001-04423

Dear Ms. Lesjak:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Stephen Krikorian

           Stephen Krikorian
           Accounting Branch Chief
           Office of Information Technologies
           and Services